                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1     )*
                                          ---------

                      Arrhythmia Research Technology, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   042698209
           --------------------------------------------------------
                                 (CUSIP Number)

   Russell C. Chambers, 772 Potato Patch, Vail, Colorado 81657 (512)343-6912
   -------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 21, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  5  Pages
                                        ---


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CUSIP No. 042698209                   13D                 Page  2  of  5  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

Russell C. Chambers
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
U.S.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting         299,450 Shares Common
 Beneficially Owned                 Power             Stock, $.01 Par Value
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             N/A
                             --------------------------------------------------
                              (9) Sole Dispositive    299,450 Shares Common
                                    Power             Stock, $.01 Par Value
                             --------------------------------------------------
                             (10) Shared Dispositive  N/A
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
299,450 Shares Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
8.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 042698209                                       Page  3  of  5  Pages
          ---------                                            ---    ---

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the $.01 Par Value Common Stock ("Common Stock") of Arrhythmia Research Technology, Inc. ("ART"), the principal executive offices of which are located at 5910 Courtyard Drive, Suite 300, Austin, Texas 78731.


ITEM 2.  IDENTITY AND BACKGROUND

         (a)  Russell C. Chambers, MD

         (b) Dr. Chambers' business address is 772 Potato Patch, Vail, Colorado 81657.

         (c) Dr. Chambers' principal occupation is overseeing his personal investments.

         (d) Dr. Chambers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Dr. Chambers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the last five years.

         (f)  Dr. Chambers is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Common Stock of ART has been purchased for an aggregate cash consideration of $76,150.00 utilizing personal funds.


ITEM 4.  PURPOSE OF TRANSACTION

     Dr. Chambers has purchased and sold the Common Stock of ART for investment purposes.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

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CUSIP No. 042698209                                       Page  4  of  5  Pages
          ---------                                            ---    ---

         (a) The aggregate number of shares of Common Stock of ART beneficially owned by Dr. Chambers and the percentage which those shares are of the outstanding Common Stock of ART are as follows:

         Russell C. Chambers    299,450 shares    8.4%

         (b) Dr. Chambers has the sole power to vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock listed in subpart (a) of this Item.

         (c) The following transactions in the Common Stock of ART were effected by Dr. Chambers within the last sixty days:

DATE        AMOUNT OF SECURITIES     PRICE PER SHARE          WHERE AND HOW EFFECTED
----        --------------------     ---------------          ----------------------
7/31/98        200 Shares                $1-1/4               Open Market

8/6/98         10,000 Shares             $1-3/16              Open Market

8/7/98         5,000 Shares              $1-3/16              Open Market

8/10/98        200 Shares                $1-1/8               Open Market

8/11/98        10,000 Shares             $1-1/16              Open Market

8/12/98        15,000 Shares             $1                   Open Market

8/13/98        1,600 Shares              $1-1/8               Open Market

8/13/98        10,000 Shares             $1                   Open Market

8/13/98        1,000 Shares              $1-1/16              Open Market

8/17/98        7,900 Shares              $1-1/4               Open Market

8/20/98        8,000 Shares              $1-3/16              Open Market



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Dr. Chambers does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any persons with respect to any securities of ART, including but not limited to transfer or voting of any securities of ART; finders fees; joint ventures; loan or option arrangements; puts or calls; guarantees of profits; divisions of profits or losses; or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

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CUSIP No. 042698209                                       Page  5  of  5  Pages
          ---------                                            ---    ---

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       August 21, 1998
                                       ----------------------------------------
                                       (Date)

                                       /s/ Russell C. Chambers
                                       ----------------------------------------
                                       (Signature)

                                       Russell C. Chambers
                                       ----------------------------------------
                                       (Name/Title)